  [COMBICHEM LOGO APPEARS HERE]
                                                               October 29, 1999

Dear Stockholders:

  Enclosed for your information are additional disclosures and recent information pertaining to the cash tender offer for all outstanding shares of CombiChem's common stock pursuant to the Agreement and Plan of Merger with E.I. du Pont de Nemours and Company and DPC Newco, Inc.

                                          Very truly yours,

                                          /s/ Dr. Vicente Anido, Jr.

                                          Dr. Vicente Anido, Jr.
                                          President and Chief Executive
                                           Officer